Rockwell Scharer III
Founder and CEO, DropKey, inc. *Thomas A. Edison Award Recipient* Best ...
now •

We reached our short-term goal in just one day! Thanks, Nick, Jennifer and Steven!
https://lnkd.in/grJ4zSUN

Read important legal disclosure here: https://lnkd.in/gtQgy-KK
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dropkey

Invest in DropKey, inc.: World's #1 Best-Selling Hollywood Pop-up Studio w/DropKey--the Be Anywhere App! | Wefunder

wefunder.com • 2 min read